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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

February 18, 2003

Commission File Number 0-15000

INFINEON TECHNOLOGIES AG

St.-Martin-Strasse 53
D-81541 Munich
Federal Republic of Germany
Tel: +49-89-234-0
 (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

        This report on Form 6-K contains the registrant's notice of annual general meeting of shareholders. All resolutions were duly passed by the shareholders.

NOTICE OF

Annual General Meeting
of Infineon Technologies AG
on January 21, 2003

Infineon Technologies AG Munich
Munich, December 2002

Dear Shareholders:

Notice is hereby given that the

Annual General Meeting of Shareholders of Infineon Technologies AG

will be held on Tuesday, January 21, 2003, at 10.00 a.m., at the Olympiahalle in the Olympiapark, Coubertinplatz, 80809 Munich, Germany.

Agenda

1.    Submission of the approved annual financial statements of Infineon Technologies AG and the approved consolidated financial statements as of September 30, 2002, of the combined management report for Infineon Technologies AG and the Infineon group, and of the report of the Supervisory Board for the fiscal year 2001/2002

The above-mentioned documents are available for inspection at the business premises of the registered seat of Infineon Technologies AG, St.-Martin-Str. 53, 81669 Munich, Germany, and on the Internet at www.infineon.com.

2.    Approval of the acts of the members of the Managing Board

The Supervisory Board and the Managing Board propose that the acts of the members of the Managing Board during the fiscal year 2001/2002 be approved in relation to this period.

3.    Approval of the acts of the members of the Supervisory Board

The Supervisory Board and the Managing Board propose that the acts of the members of the Supervisory Board during the fiscal year 2001/2002 be approved in relation to this period.

4.    Appointment of auditors for the fiscal year 2002/2003

The Supervisory Board proposes that KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin and Frankfurt/Main, be appointed as auditors for the fiscal year 2002/2003.

5.    Resolution on the approval of a profit-and-loss transfer agreement with EUPEC Europäische Gesellschaft für Leistungshalbleiter mbH

The Supervisory Board and the Managing Board propose that the profit-and-loss transfer agreement entered into on November 18, 2002, between Infineon Technologies AG and EUPEC Europäische Gesellschaft für Leistungshalbleiter mbH, Warstein-Belecke, (hereinafter referred to as "dependent company" or "EUPEC"), in which Infineon Technologies AG holds a 100% interest, be approved:

The agreement comprises the following main provisions:

—
The dependent company shall subordinate its management to Infineon Technologies AG, thereby mpowering Infineon Technologies AG to issue instructions to the dependent company's management.
—
With effect from the commencement of the agreement, Infineon Technologies AG shall receive from the dependent company the net income that would accrue without profit transfer, albeit reduced by the appropriation to the other retained earnings. The transfer of retained earnings prior to the agreement is excluded.

—
The dependent company may build up other retained earnings only to the extent that this is economically justified in accordance with sound commercial judgement.
—
With effect from the commencement of the agreement, Infineon Technologies AG shall offset any annual net loss recorded by the dependent company; Section 302 of the German Stock Corporation Act shall apply accordingly.
—
The agreement shall be valid under civil law once it has been entered into the commercial register of the dependent company and shall come into effect on October 1, 2003. Condition precedent for this is a conversion of the fiscal year of the dependent company, to be undertaken by June 30, 2003, from the calendar year to the period from October 1 of one year to September 30 of the following year. If no conversion of the fiscal year takes place by June 30, 2003, the agreement will not come into effect until January 1, 2004.
—
The agreement may be terminated for the first time on September 30, 2008, and thereafter at the end of each fiscal year of the dependent company, subject to a period of notice of one year. Should the agreement not come into effect until January 1, 2004, it may be terminated for the first time at the end of December 31, 2008.

The shareholders meeting of EUPEC approved the profit-and-loss transfer agreement in notarial form on November 28, 2002.

Infineon Technologies AG is the sole shareholder of EUPEC. There are therefore neither compensatory payments to be paid nor settlements to be granted to minority shareholders by Infineon Technologies AG.

The intercompany agreement, the annual financial statements and the management reports of the companies concluding the agreement for the last three fiscal years of Infineon Technologies AG and EUPEC, together with the joint report by the Managing Board of Infineon Technologies AG and the management of EUPEC on the intercompany agreement, are available for inspection by shareholders at Infineon Technologies AG, St.-Martin-Str. 53, 81669 Munich, Germany, and at the business premises of EUPEC Europäische Gesellschaft für Leistungshalbleiter mbH, Max-Planck-Str. 5, 59581 Warstein, Germany. These documents will also be available for inspection at the Annual General Meeting of Shareholders of Infineon Technologies AG.

Attendance at the Annual General Meeting of Shareholders

All shareholders who are registered in the Company's stock register as shareholders of the Company and have given notice of their attendance at the Shareholders' Meeting by no later than January 14, 2003, in writing, by fax or by the undermentioned electronic route are entitled to attend the Shareholders' Meeting and to exercise their voting rights pursuant to Section 14 of the articles of association.

Shareholders registered in the Company's stock register may give notice of their attendance to Infineon Technologies AG by writing to the following address:

  Infineon Hauptversammlung 2003
  81060 München
  Germany

or electronically to the following Internet address:

  http://www.infineon.com/agm

or by sending a fax to the fax number given below.

If you intend to attend the Shareholders' Meeting, please give notice of your attendance as early as possible so as to facilitate the organization of the meeting.

Shareholders who are registered in the Company's stock register may also appoint another person or a financial institution or an association of shareholders with a proxy in writing to exercise their voting right at the Shareholders' Meeting. In this case, the holders of the proxy should be notified to the Company in due time by the shareholder or by the holders of the proxy themselves.

As a special service again offered by us, you may also appoint employees of the Company to represent you at the Shareholders' Meeting in accordance with your voting instructions. Further details are provided in the forms sent to each shareholder. This year, for the first time, we offer you the additional option of appointing a proxy to exercise your voting rights via the aforementioned Internet address.

If a financial institution is registered in the Company's stock register, this financial institution may exercise the voting right in relation to shares not owned by it only by virtue of an authorization granted to it by the relevant shareholder.

Shareholders or holders of a proxy entitled to attend the ShareholdersÕ Meeting will be issued admission tickets and voting cards.

Copies of the documents referred to in Item 1 of the Agenda will be sent to our shareholders upon request.

Shareholders who have any queries regarding the Shareholders' Meeting are requested to address these to:

  Infineon Technologies AG
  CIC Investor Relations
  St.-Martin-Str. 53
  81669 Munich
  Germany
  (Fax No.: +49 89/234-26155)

This address is also the address to which counterproposals by shareholders pursuant to Section 126 of the Stock Corporation Act (new version) must be sent.

Queries can also be sent by electronic mail to:

  hv2003@infineon.com

The speeches of the Chairman of the Shareholders' Meeting and the Chairman of the Managing Board as well as the debate may be followed directly on the Internet (http://www.infineon.com).

The Notice of the Annual General Meeting of Shareholders has been published in the Federal Gazette (Bundesanzeiger) No. 230 of December 10, 2002.

Pursuant to Section 128 of the Stock Corporation Act (Aktiengesetz) we give the following information:

One member of the Supervisory Board of Infineon Technologies AG is a member of the Managing Board of Bayerische Hypo- und Vereinsbank AG, München.

First Union Trust Company National Association, Wilmington, Del., USA, has a shareholding of 27.74% in Infineon Technologies AG. Pursuant to a fiduciary agreement with Siemens AG, First Union has undertaken not to exercise its voting rights attached to these shares.

Sincerely,
Infineon Technologies AG
The Managing Board

INFINEON TECHNOLOGIES AG

        VORSITZENDER DES AUFSICHTSRATS: Max Dietrich Kley

        VORSTAND: Dr. Ulrich Schumacher, Vorsitzender

        VORSTANDSMITGLIEDER: Peter Bauer, Peter J. Fischl,
Dr. Sönke Mehrgardt, Dr. Andreas von Zitzewitz

        SITZ DER GESELLSCHAFT: München

        REGISTERGERICHT: München HRB 126492

        FO120228.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2003
INFINEON TECHNOLOGIES AG
	By:	/s/ ULRICH SCHUMACHER Dr. Ulrich Schumacher Chairman, President and Chief Executive Officer
	By:	/s/ PETER J. FISCHL Peter J. Fischl Chief Financial Officer

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NOTICE OF Annual General Meeting of Infineon Technologies AG on January 21, 2003
SIGNATURES